GOLDEN PATRIOT, CORP.

#1205 – 789 West Pender Street
Vancouver, BC V6C 1H2

OPTION AGREEMENT

March 17, 2005

Rodinia Minerals Inc.
#600 - 580 Hornby St.
Vancouver, BC V6C 3B6

Attention: Donald Morrison, President

Dear Sir:

Re: Lucky Boy Project (as described in Schedule "A" attached hereto and made a part hereof) (the "Project")

Whereas Golden Patriot, Corp. ("Golden Patriot") has entered into the Option Agreement attached hereto as Schedule "B" with Handley Minerals Inc. (the "Handley Agreement") to acquire a 100% interest in the Project, subject to a 3% Yellow Cake Royalty (the "Royalty).

This will confirm our agreement in regards to the granting of an option by Golden Patriot to Rodinia Minerals Inc. ("Rodinia") to acquire up to a 40% interest in the Project.

In consideration of Rodinia deferring its acquisition of an interest in the Project in favor of Golden Patriot, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged by Golden Patriot, Golden Patriot hereby gives and grants to Rodinia the sole and exclusive irrevocable right and option (the "Option") to acquire, upon payment of US $1.00 to Golden Patriot, up to an undivided 40% right, title and interest in and to the Project. The Option shall be exercisable from time to time, as to 40% of the interest in respect of which Golden Patriot has exercised its right to acquire pursuant to the terms of the Handley Agreement,

(i) at any time after an aggregate US$500,000 has been spent on the Project and Golden Patriot has thereby exercised its right to acquire, pursuant to the terms of the Handley Agreement, an undivided 60% right, title and interest in and to the Project, subject only to the Royalty;

(ii) at any time after additional, incremental aggregate US$100,000 amounts have been spent on the Project and Golden Patriot has thereby exercised its right to acquire, pursuant to the terms of the Handley Agreement, additional incremental

GOLDEN PATRIOT, CORP.

#1205 – 789 West Pender Street
Vancouver, BC V6C 1H2

undivided 8% interests in and to the Project for each US$100,000 so spent, subject only to the Royalty; and

(ii) until the "Option Expiry Date", being the day that is 30 days after the date Rodinia receives notice in writing that an aggregate US$1,000,000 has been spent on the Project and Golden Patriot has thereby exercised its right to acquire, pursuant to the terms of the Handley Agreement, an undivided 100% right, title and interest in and to the Project, subject only to the Royalty.

As and from the date hereof and until after the Option Expiry Date, Golden Patriot covenants and agrees not to sell, transfer, assign, grant an option on or otherwise dispose of its interest in the Handley Agreement or the Project in such a manner as to impair Rodinia's right to acquire up to a 40% interest in the Project as provided herein . Pending exercise of the Option, Golden Patriot and Rodinia covenant and agree each with the other to execute and deliver such further and other deeds, documents, instruments or materials as either of them considers necessary or desirable to protect their respective interests in the Option.

If the foregoing accurately reflects your understanding of our agreement in regards to the Option and of the terms and conditions thereof I would ask that you acknowledge the same by dating, executing and returning a copy of this letter to the writer. At such time as either party requests a more formal option agreement, one will be prepared and the legal costs will be incurred equally by both parties.

This agreement may be signed in counterparts.

Yours very truly,

GOLDEN PATRIOT, CORP.

Per:

Conrad Clemiss
President, Director

ACKNOWLEDGED AS OF THE 17TH
DAY OF MARCH, 2005

RODINIA MINERALS INC.

Per:

Donald Morrison
President, Director

SCHEDULE "A"

Clive Ashworth

From: "Nick Barr" <nrbair@spwest.com>
To: <ashex@telus.net>
Sent: Monday, February 21, 2005 10:05 PM
Subject: Lucky Boy Uranium Project

LUCKY BOY URANIUM PROJECT, Gila County, Arizona

The Lucky Boy Uranium deposit is situated 13 miles SSW of Globe, AZ, on the south flank of the Pinal Mountains, at an elevation of about 4400 feet. Access from Globe is by Hyway 77, then west several miles on the Dripping Springs Road to a dirt track trending north 4 miles to the east edge of the property. The current land position consists of 14 lode claims on BLM land covering the NE 1/4 and the N 1/2 of the SE 1/4 of Section 31, and 80 acres of State land held by exploration permit, situated in the West 1/2 of the NW 1/4 of Section 32, T. 2 S., R 15 E., G&SRBM, for a total of 320 acres. Land ownership in the immediate area is a checker board of State and BLM land with smaller, scattered parcels of private.

Development history of the property is poorly understood, however, widely scattered prospects, several large open cuts, and at least 12 vertical and angle drill holes appear to represent exploration spanning the time period between the mid 1950's and and the late 1980's. An asphalt leach pad encompassing about .5 acres and covered with pit run (?) material suggests grades encountered were high enough to warrent some production effort. The majority of mining activity in evidence is centered along the common boundary of Sections 31 and 32 and about 1000 feet south of the common corner of Sections 29,30,31 & 32.

Moderately steep terrain exposes a basal unit of diabase overlain by the Dripping Springs quartzite host unit, which in outcrop, is moderately to strongly bleached and iron stained. Overlying the quartzite and locally exposed, is pale grey limestone of the Mescal Formation. One historic reference suggests that in the vicinity of the deposit, the quartzite has been tilted by northwest trending block faults, and now dips roughly 25 degrees to the southwest. What appears to be a mineralized (?) and much younger vesicular basalt, is exposed by several cuts in the center of the claimblock where it intrudes the diabase near the quartzite contact. It is possible that this dike may have served to remobilize uranium mineralization which is generally thought to have been emplaced along the contact of the diabase and quartzite.

No primary uranium minerals were observed in the field. Pit walls expose strongly oxidized quartzite with well developed fracturing, which is a result of faulting and closely spaced joints and bedding planes. Conspicuous fracture seams of limonite and hematite with solution stain haloes, are typical of material loaded onto the leach pads and presumed to be the better grade material. Limited exposure in the pit suggests a vertical section of ore several tens of feet thick. One early write up further suggests that the diabase inderlies the mined area at a depth of 50 feet. Worthy of note, is the fact that in many mines to the north in the Sierra Ancha District, the highest grades encountered were in the fractured quartzite, at and immediately above the diabase contact.

The pattern of previous exploration drilling may point to a NE-SW mineral trend. If this is true, then exposures of quartzite along a northeasterly trace should be fairly straightforward to explore, as the unit appears to outcrop in almost a dip-slope orientation. To the southwest, drainages provide good exposures of the Dripping Springs quartzite and the basal contact with the underlying diabase. Based on this evidence, a program of grid surface geochemistry, rock chip sampling and a radiometric survey would be warrented to test the regional extent of mineralization.

SCHEDULE "B"

GOLDEN PATRIOT, CORP.

OPTION AGREEMENT

March 17, 2005

Handley Minerals Inc.
630 E. Plumb Lane
Reno, Nevada, 89502

Attention: Clive Ashworth, President

Dear Sir:

Re: Lucky Boy Project (as listed in Schedule "A")

This will confirm our preliminary discussions in regards to the granting of an option by Handley Minerals Inc. ("Handley") to Golden Patriot, Corp. ("Golden Patriot"), to acquire a 100% interest in the above project subject to a 3% Yellow Cake Royalty.

We understand, and if our offer is accepted, Handley will represent that:

1. It is the registered and beneficial owner of a 100% interest, subject to the limitations described herein, in the Lucky Boy Project, consisting of 14 BLM claims, and a State Lease, as the property is described in Schedule "A" which is attached;

2. There are no liens charges or encumbrances or the third party claims against its interest in the properties except for certain mining claims of the Lucky Boy Project that are subject to a 3% Yellowcake Royalty;

3. There are no negative environmental issues in regards to the Lucky Boy Project that Handley is aware of. If it is found at a later date that there are preexisting environmental issues, then it will be the responsibility of Handley to rectify the situation and bring the property into good standing. Handley may use the work commitment funds to correct the problem;

4. Handley acknowledges that Golden Patriot has entered into or will enter into a separate agreement with a third party where it is or may grant an option to earn 40% interest on the Lucky Boy Project for consideration of $1.

On preparation and execution of a formal option agreement such further representation and assurance of the parties as are normal for agreements of this nature will be added.

Golden Patriot proposes that it may acquire a 100% interest in the Lucky Boy Project on the following basis:

1. Golden Patriot will pay Handley property costs totaling $75,000, as follows: $25,000 upon execution of this agreement, $25,000 twelve months after execution and a further $25,000 twenty four months after execution of this agreement, (all dollar amounts are in USD);

2. Golden Patriot will earn a 100% interest in the Lucky Boy Project, free and clear of all lien charges and encumbrances, in consideration of Golden Patriot incurring $925,000 in exploration and development programs on the Lucky Boy Project during a period of three years from the date of exercise of the option:
   $200,000 to be incurred within 12 months of date of exercise of the option;
   a further $300,000 (for an aggregate of $500,000) to be incurred within 24 months of the date of exercise of the option;
   and thereafter, a further $425,000 (for an aggregate $925,000) to be incurred within 36 months of the date of exercise of the option;

3. Once Golden Patriot spends $500,000 in the cumulative on the Lucky Boy Project, then it has the right but not the obligation to earn up to a 60% interest on the property; for each further $100,000 that Golden Patriot spends on the property it will earn the right but not the obligation to earn a further 8% on the property;

4. Golden Patriot will make all payments directly to Handley or as otherwise directed in writing by Handley;

5. Ashworth Explorations Ltd. ("Ashex"), which is a related party to Handley, will be retained to run the work program for consideration of $1, if at any time it is found that Ashex has not operated within the industry parameters, then Golden Patriot retains the right to terminate on thirty (30) days notice. The services to be provided as listed in Schedule "B" which is attached;

6. Golden Patriot shall maintain the property in good standing during the currency of the option agreement; and

7. Provided Golden Patriot makes the payments provided for in Items 1 and 2 above, it may thereafter drop the option with thirty (30) days notice, without penalty, subject only to its obligation to ensure the property is in good standing at the time of termination.

Area of Interest

The parties agree that Handley will give Golden Patriot the first right of refusal to acquire an interest in the Sky Deposit, in Gila County, Arizona.

GOLDEN PATRIOT, CORP.

This Option Agreement shall be governed by the laws of the State of Nevada, USA excluding any conflict of law principles that would require the application of the law of any other jurisdiction. The venue for any action brought to enforce or interpret this Option Agreement shall be a court of competent jurisdiction in the State of Nevada.

If the foregoing reflects your understanding of our discussions and you find the terms and conditions generally acceptable I would ask that you acknowledge your, acceptance of this offer by dating, executing and returning a copy of this letter to the writer. At which time when either party requests a more formal option agreement, one will be prepared and the legal costs will be incurred equally by both parties.

This agreement may be signed in counterparts.

Yours very truly,

GOLDEN PATRIOT, CORP.

Per:

Conrad Clemiss
President, Director

GOLDEN PATRIOT, CORP.

THE OFFER OF GOLDEN PATRIOT, CORP. CONTAINED HEREIN IS HEREBY ACCEPTED BY HANDLEY MINERALS INC., AS OF THE ____ DAY OF MARCH, 2005.

HANDLEY MINERALS INC.

Per:

Clive Ashworth
President, Director

From: "Nick Barr" <nrbarr@aspwest.com>
To: <ashex@telus.net>
Sent: Monday, February 21, 2005 10:05 PM
Subject: Lucky Boy Uranium Project

LUCKY BOY URANIUM PROJECT, Gila County, Arizona

The Lucky Boy Uranium deposit is situated 13 miles SSW of Globe, AZ, on the south flank of the Pinal Mountains, at an elevation of about 4400 feet. Access from Globe is by Hyway 77, then west several miles on the Dripping Springs Road to a dirt track trending north 4 miles to the east edge of the property. The current land position consists of 14 lode claims on BLM land covering the NE 1/4 and the N 1/2 of the SE 1/4 of Section 31, and 80 acres of State land held by exploration permit, situated in the West 1/2 of the NW 1/4 of Section 32, T. 2 S.,R.15 E., G&SRBM, for a total of 320 acres. Land ownership in the immediate area is a checker board of State and BLM land with smaller, scattered parcels of private.

Development history of the property is poorly understood, however, widely scattered prospects, several large open cuts, and at least 12 vertical and angle drill holes appear to represent exploration spanning the time period between the mid 1950's and and the late 1980's. An asphalt leach pad encompassing about .5 acres and covered with pit run (?) material suggests grades encountered were high enough to warrent some production effort. The majority of mining activity in evidence is centered along the common boundary of Sections 31 and 32 and about 1000 feet south of the common corner of Sections 29,30,31 & 32.

Moderately steep terrain exposes a basal unit of diabase overlain by the Dripping Springs quartzite host unit, which in outcrop, is moderately to strongly bleached and iron stained. Overlying the quartzite and locally exposed, is pale grey limestone of the Mescal Formation. One historic reference suggests that in the vicinity of the deposit, the quartzite has been tilted by northwest trending block faults, and now dips roughly 25 degrees to the southwest. What appears to be a mineralized (?) and much younger vesicular basalt, is exposed by several cuts in the center of the claimblock where it intrudes the diabase near the quartzite contact. It is possible that this dike may have served to remobilize uranium mineralization which is generally thought to have been emplaced along the contact of the diabase and quartzite.

No primary uranium minerals were observed in the field. Pit walls expose strongly oxidized quartzite with well developed fracturing, which is a result of faulting and closely spaced joints and bedding planes. Conspicuous fracture seams of limonite and hematite with solution stain haloes, are typical of material loaded onto the leach pads and presumed to be the better grade material. Limited exposure in the pit suggests a vertical section of ore several tens of feet thick. One early write up further suggests that the diabase inderlies the mined area at a depth of 50 feet. Worthy of note, is the fact that in many mines to the north in the Sierra Ancha District, the highest grades encountered were in the fractured quartzite, at and immediately above the diabase contact.

The pattern of previous exploration drilling may point to a NE-SW mineral trend. If this is true, then exposures of quartzite along a northeasterly trace should be fairly straightforward to explore, as the unit appears to outcrop in almost a dip-slope orientation. To the southwest, drainages provide good exposures of the Dripping Springs quartzite and the basal contact with the underlying diabase. Based on this evidence, a program of grid surface geochemistry, rock chip sampling and a radiometric survey would be warrented to test the regional extent of mineralization.

ASHWORTH EXPLORATIONS LTD.

SCHEDULE "B"

To: Golden Patriot Corp.
1205-789 W. Pender St., Vancouver, B.C.,
Attn: Graeme Sewell

March 2, 2005

Re: Service Agreement, Rates and Charges by Ashworth Explorations Ltd. ("Ashex").
To Golden Patriot Corp. ("Golden Patriot") and the Lucky Boy Uranium Project.

Dear Mr. Sewell,

This letter serves to out-line my firms rates and charges as the exploration contractor for the Lucky Boy Uranium Project, and subject to the work commitments as outlined in the agreement between "Golden Patriot" and Handley Minerals Inc. ("Handley")

"Ashex" has been in business for 25 years as a mineral exploration contractor and has vast experience in most matters relating to the management of any exploration program.

Please review the following rates and charges, sign, and return to me, a copy of this letter acknowledging such.

Please note that some figures will show in USD on invoicing depending on origin.

Also note, no GST charges should apply to the bulk of the project due to its location outside of Canada.

Project Preparation, Report writing, Project wrap @ daily rates plus disbursements

Consultants: Varies on status of individual as to credentials and experience and nationality.
$500.00 to $1000.00/day. (To include Geologists, Geophysicists, Mining Engineers, etc.)

Project Geologist: $600 to $800/day

Assistant Geologists: $500.00 to $700.00/day

Geo-Technicians: $250.00 to $500.00 /day

Party-Chiefs: $500.00 to $ $700.00/day

Geophysical Operators: $350.00 to $600.00/day

Room and Board: $125/day/man (Camp and Non-Camp)

Transportation: Vehicles @ rental company charges plus 10%. "In-House" $145/day to include Insurance, mileage, maintenance etc.

Off-Road (Four-Track, Motorcycle) @ $75.00/day. Air @ carrier's charges plus 10%.

Rentals: To include chain-saw, generators, specialized equipment etc. @ daily rental rate.

Communications: Hand-helds, radios etc. @ $50.00/day

Grid Work: Daily rates or /km basis

Geophysics: Daily rates or/km basis

Geochemical Survey: Daily rates or / sample basis

Lab Analysis: Cost plus handling charges.

Claim-Staking: Daily rates or /claim basis

Supplies and Equipment and Consumables: Cost plus 10%.

Disbursements @10%

Administration @15%

Signed and accepted on behalf of Golden Patriot Corp.

Graeme Sewell